

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Peter O. Aherne
President
Structured Products Corp.
390 Greenwich Street
New York, New York 10013

> **Re:** **Structured Products Corp.**
> **Registration Statement on Form S-3**
> **Filed June 3, 2013**
> **File No. 333-189068**

Dear Mr. Aherne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please

provide us with the CIK codes for any affiliate of the depositor that as offered a class of asset-backed securities involving the same asset class as this offering.

3. Please provide a legal analysis to support how the certificates and warrants meet the requirements under Rule 3a-7 of the Investment Company Act. Please be advised that that your registration statement has been referred to the Division of Investment Management. Your response to this comment will be subject to their review and additional comments may be forthcoming.

Prospectus Supplement

4. We note that on page 47 of the base prospectus it states that the Trust may include one or more interest rate or currency swaps, caps, floors, collars puts or calls. Please revise to include bracketed disclosure indicating that you will provide the disclosure under Item 1115(a)(4), if applicable. Also, please provide your form of disclosure that you plan to provide if the significant percentage is 10% or more, to the extent practicable. Refer to Item 1115(b)(1) and (2) Of Regulation AB.

Cover Page

5. You state that an "[a]pplication will be made to list the Certificates…" However, on page 24 you state "[a]lthough application has been made to list the Certificates." Please revise these statements, and any similar statement(s) included in the prospectus, to clarify whether at the time of takedown an application has been made or will be made to list the certificates.

6. We note that the base prospectus contemplates that credit enhancement or other support may be included for the transaction. Please revise the cover page to provide bracketed language briefly describing any credit enhancement or other support for the transaction. Please refer to Item 1102(h) of Regulation AB.

Summary Questions and Answers About Certificates, page 4

Under what circumstances will holders of the Certificates receive less…, page 6

7. This disclosure gives the impression that investors will only suffer losses in these circumstances; however, it appears that investors may suffer losses as a result of an early redemption or similar event, as described later in your summary. Please revise to clarify.

Summary, page 9

8. While we note your disclosure on page 19, please include bracketed language indicating that you will identify any credit enhancement or other support for the transaction, as referenced in Items 1114(a) and 1115 of this Regulation AB, and briefly describe what protection or support is provided by the enhancement and summarize how losses not covered by credit

enhancement or support will be allocated to the securities. Also, please identify any enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB. Please refer to Item 1103(a)(3)(ix) of Regulation AB.

9. We note that the base trust agreement filed as Exhibit 4.1 indicates that under certain circumstances the Depositor is required to cure a breach of any representation or warranty provided by the Depositor that materially and adversely affects the interest of certificate holders. Please tell whether a cure of a breach would require the removal or substitution of assets.

Early Termination of Trust and Redemption of the Certificates, page 12

10. Please revise to disclose the circumstances in which the Underlying Issuer may redeem the Underlying Securities. Please also revise to disclose the circumstances in which the maturity of the Underlying securities may be accelerated.

11. We note your statement that to the extent redemption proceeds are available for distribution in accordance with the priority of payments described herein, an amount equal to $[ ] per Certificate plus accrued and unpaid interest thereon to the date of redemption. Please revise this statement to clearly disclose what other payments are required to be paid before Certificateholders are paid (i.e., the priority of payments).

Call Warrants; Exercise of Call Warrants; Redemption of the Certificates, page 14

12. We note your statements here regarding the redemption of the Underlying Securities and acceleration of the Underlying Securities. As above, please revise to clearly explain the circumstances in which those events may occur. You may include a cross-reference to where this is discussed in other parts of the prospectus.

Additional Underlying Securities; Issuance of Additional Certificates, page 17

13. Please confirm that the master trusts will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to Section III.A.2.f. of the Regulation AB Adopting Release (Release No. 33-8518). Please also supplementally explain how you intend to update holders of the securities that are part of this offering being registered on Form S-3 about changes to the composition of the asset pool, the structure of the securities as a result of new issuances of additional Certificates, etc. See, e.g., Item 1121 of Regulation AB.

Risk Factors, page 21

14. Please also revise each applicable risk factor and throughout your prospectus, where applicable, to disclose that investors may suffer losses – or if known, the extent to which investors may suffer losses-- as a result of the disclosed redemption events as a result of the

exercise of the warrants or if the Underlying Issuer redeems the underlying securities or similar event.

<u>The Underlying Issuer is the Only Payment Source, page 22</u>

15. We note your statement here that "the Issuing Entity, Trustee, Trustor…have not verified…the accuracy, completeness, or continued availability of" information regarding the Underlying Issuer. However, it appears that under the transaction agreements, the Trustor must make a determination whether the Underlying Issuer is continuing to report under the federal securities laws. Moreover, this statement appears to act as a disclaimer of your responsibilities under Securities Act Rule 193, at least to the extent the language applies to information provided in this prospectus for the Certificate offering. Accordingly, please revise.

<u>Use of Proceeds, page 29</u>

16. We note your reference here and on page 8 of the base prospectus to "net proceeds." Please disclose the amount of expenses, if any, payable from offering proceeds. Please refer to Item 1107(j) of Regulation AB.

<u>Description of the Underlying Securities, page 30</u>

17. Please provide bracketed disclosure that describes the method and criteria by which the pool assets were selected for the transaction. Refer to Item 1111(a)(4) of Regulation AB.

<u>Description of the Certificates, page 32</u>

<u>Additional Underlying Securities and Issuance of Additional Certificates…, page 34</u>

18. Please confirm that additional issuances contemplated at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws.

19. Please confirm that the warrants granted by the Issuing Entity for the underlying assets are only to be issued for a single type of underlying security.

<u>Base Prospectus</u>

<u>Risk Factors, page 3</u>

<u>Investment Company Act of 1940 Consideration Should be Reviewed, page 4</u>

20. We note that the Company believes based on the opinion of counsel that the Trust is and will remain exempt from the registration requirements of the Investment Company Act ("Act") based on Rule 3a-7 of the Act. Please revise to clarify whether this is expertized disclosure

requiring the filing of a consent from counsel or whether the Company attributes this opinion to itself. Please also revise this risk factor to generally describe the likely material adverse impact on the Company or Trust, and the potential impairment of distributions to Certificate holders if it is determined that the Trust is required or was required to register under the Act.

Formation of the Trust, page 9

21. We note your reference in this section and throughout the base prospectus that an Administrative Agent may be involved in a transaction. Please include bracketed language in the prospectus supplement indicating that you will identify the Administrative Agent, if any, the tasks the Administrative Agent will perform and the fee the Administrative Agent will receive for such services.

Description of Certificates, page 11

22. We note that your disclosure in the second paragraph on page 11 states that the summaries provided in the base prospectus do not purport to be complete. This statement may be read as suggesting the summary of the materials terms of the certificates as well as other pertinent information contained in the base prospectus is not complete. Since the base prospectus is to include a complete summary of all material terms of the Certificates, please revise this statement to remove any indication that the summary provided about the material terms of the Certificates located in this section, as well as other pertinent information included elsewhere in the prospectus about the Certificates is not complete.

General, page 11

23. We note your reference to a "Depositor" in this section, in the base trust agreement and in the trust supplement. However, we note that a Depositor is not otherwise identified in your registration statement. Please revise or advise.

24. We note your disclosure in the first full paragraph on page 14 states that the "[u]nless otherwise provided in the applicable prospectus supplement, registered certificates may not be exchanged…" which appears to indicate that the specific terms you described in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Also, it is also not clear what are the terms of the "like" certificates for which registered certificates can be exchanged. Please revise to describe the material terms.

Interest on the Certificates, page 16

Floating Rate Certificates, page 16

25. We note that you state that the interest rate payable on the Floating Rate Certificates will be determined by reference to an interest rate basis (the "Base Rate") and that the Base Rate

may be based on, among other things, one or more or market indices…" Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index. Refer to Section III.A2.a of the Regulation AB adopting release (SEC Release No. 33-8518).

Description of Deposited Assets and Credit Support, page 28

Other Deposited Assets, page 44

26. We note your disclosure in the second paragraph on page 44 of the base prospectus that the prospectus supplement will describe other assets deposited in the asset pool. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please revise your disclosure to list all types of assets you contemplate. Additionally, please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Description of the Trust Agreement, page 47

Duties of the Trustee, page 59

27. We note that on the closing date, the Company will provide the Trustee with certain information relating to the Underlying Issuer and the Underlying Securities and based on this information the Trustee will perform certain servicing and administrative functions with respect to the Certificates. Please revise this disclosure to summarize the information the Company will be providing the Trustee.

Other

28. We note the base trust agreement contemplates the applicability of the Trust Indenture Act. Please revise your prospectus to confirm consistent with the base trust agreement that you intend to qualify each trust agreement under the Trust Indenture Act of 1939.

Part II of the Registration Statement

Item 16. Exhibits, Page II-2

Exhibit 5.1 and Exhibit 8.1

29. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Item 17. Undertakings, page II-2

30. We note that you included the undertaking required under Item 512(l) that states you undertake that the information provided in response to Item 1105 of Regulation AB through a Web site is deemed to be a part of the prospectus in the registration statement. We also note disclosure on page 30 of the base prospectus that static pool information may be made available through a Web site. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please revise throughout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Errett at 202-551-3225 or me at 202-551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Al B. Sawyers
Orrick, Herrington & Sutcliffe LLP